787 Seventh Avenue New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111
July 22, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	MedAssets, Inc. Registration Statement on Form S-4
Dear Sir or Madam:
          On behalf of MedAssets, Inc. (the “Issuer”) and the subsidiaries listed on Schedule A hereto (together with the Issuer, the “Registrants”), this letter is provided to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the Registrants’ proposed offer to exchange (the “Exchange Offer”) all of the Issuer’s outstanding 8.0% Senior Notes due 2018, issued on November 16, 2010 (the “Initial Notes”), for new 8.0% Senior Notes due 2018 (the “Exchange Notes”). The Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993 (the “Shearman Letter”), and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Pursuant to Rule 14e-1(a) of the Securities Exchange Act of 1934, the Exchange Offer will be open for at least 20 full business days and the Exchange Offer’s expiration date will be included in the final prospectus disseminated to security holders and filed according to Rule 424. The Registrants represent the following:
          Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the
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July 22, 2011
Securities and Exchange Commission

Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
          The Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Initial Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman Letter) in connection with any resale of such Exchange Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). The Registrants further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Notes.
          The Registrants will include in the letter of transmittal or similar documents to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Initial Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
          Please contact the undersigned at (212) 728-8981 with any questions you may have regarding the Registration Statement.
Very truly yours,
Morgan D. Elwyn
cc:      Jonathan H. Glenn, Executive Vice President and Chief Legal and Administrative Officer

Schedule A

Subsidiary	Jurisdiction

Aspen Healthcare Metrics, LLC	Delaware

MedAssets Analytical Systems, LLC	Delaware

MedAssets Supply Chain Systems, LLC	Delaware

MedAssets Net Revenue Systems, LLC	Delaware

Dominic & Irvine, LLC	Delaware

MedAssets Services, LLC	Delaware

Broadlane Intermediate Holdings, Inc.	Delaware

Broadlane NY, Inc.	Delaware

MedAssets Ventures, LLC	Delaware

MedAssets Insurance Solutions, LLC	Delaware

Health Equipment Logistics and Planning, Inc.	Delaware

Healthcare Performance Partners, Inc.	Delaware

KP Select, Inc.	Delaware

The Broadlane Group, Inc.	Delaware